UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          FORM 12b-25


               NOTIFICATION OF LATE FILING

(Check One):  X Form 10-K      Form 20-F      Form 11-K     Form 10-Q
                Form N-SAR

     For Period Ended: January 31, 1999
            Transition Report on Form 10-K
            Transition Report on Form 20-F
            Transition Report on Form 11-K
            Transition Report on Form 10-Q
            Transition Report on Form N-SAR
     For the Transition Period Ended: _______________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to portion of the filing checked above, identify the Item(s) to which the notification relates:
_______________________________________________________________
PART I - REGISTRANT INFORMATION
_______________________________________________________________
Full Name of Registrant
      Lincoln Logs Ltd.
_______________________________________________________________
Address of Principal Executive Office (Street and Number)
      Riverside Drive, Chestertown, NY  12817
_______________________________________________________________
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
  X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


The Registrant's attempt to file its annual report on form 10-KSB for the year ended january 31, 1998 was greatly delayed by the need to obtain an opinion as to the fair market value of certain convertible subordinated debentures with detachable stock purchase warrants issued by the Registrant. That opinion has now been obtained and the Registrant is awaiting completion of external review. further, the Registrant is about to enter into a final settlement agreement related to litigation, which settlement, when recorded, will more accurately reflcet its financial position and results of operations as of January 31, 1999. The Registrant intends to file its annual reports for the years ended january 31, 1998 and 1999 on Form 10-KSBb, as well as its quarterly reports for the quarters ended April 30, 1998, July 31,1998 and october 31, 1998 on form 10-QSB, within 15 days.


PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification
      William J. Thyne                   518 494-5500
 __________________________     ___________________________________
       ( Name )                     ( Area Code ) ( Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the receding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify reports(s).          Yes         X  No
    Annual report on Form 10-KSB for the fiscal year ended January 31, 1998 Quarterly report on Form 10-QSB for the quarter ended April 30, 1998 Quarterly report on Form 10-QSB for the quarter ended July 31, 1998 Quarterly report on Form 10-QSB for the quarter ended October 31, 1998

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?     X Yes        No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                    ( All amounts in thousands )

                                Year Ended Jaznuary 31,        Change
                                     1999        1998         Incr. (Decr.)

  Net Sales                          $9,691      $7,811          $1,880
  Cost of Sales                       5,664       5,114             550
  Gross profit                        4,027       2,697           1,330
  Operating expenses                  3,583       3,831            (248)
  Income(loss) form operations          444      (1,134)          1,578
  Other (expense), net                 (575)       (189)            386
  Nte (loss) before taxes              (131)      (1,323)         1.192
  Income taxes                           --            2             (2)
  Net (loss)                          $ (131)    $(1,325)         $1,194



The increase in net sales is due to a 19% increase in units shipped. Gross profits improved largeley because of a reduction in material costs brought about by utilizing better purchasing techniques, and a reduction in overhead costs.

The decrease in operating expenses is primarily due to a reduction in personnel and related costs, and a company-wide effort of cost elimination. Other expenses increased primarily due to the accretion of values assigned to stock purchase warrants and a beneficial conversion feature related to certain convertible subordinated debentures.

_____________________________________________________________

                  Lincoln Logs Ltd.
_____________________________________________________________
       ( Name of Registrant as Specified in Charter )

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 1999   By  s/  William J. Thyne, Chief Financial Officer
                               William J. Thyne

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
       Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).